Exhibit 2.01

EXECUTION COPY

PURCHASE AGREEMENT

dated as of

November 22, 2004

between

Penn Virginia Resource Partners, L.P.

and

Cantera Resources Holdings LLC

relating to the purchase and sale

of

100% of the Membership Interests

of

Cantera Natural Gas, LLC

i

PAGE
ARTICLE 7
COVENANTS OF BUYER AND SELLER

Section 7.01. Reasonable Best Efforts; Further Assurances	34
Section 7.02. Certain Filings	35
Section 7.03. Public Announcements	35
Section 7.04. Transfer Taxes	35
Section 7.05. Cooperation on Tax Matters	35
Section 7.06. Transitional Services Agreement	36
Section 7.07. Certain Matters Relating to Cantera Gas Company	36

ARTICLE 8
EMPLOYEE BENEFITS

Section 8.01. Employees; Maintenance of Employee Benefits	37

ARTICLE 9
CONDITIONS TO CLOSING

Section 9.01. Conditions to Obligations of Buyer and Seller	40
Section 9.02. Conditions to Obligation of Buyer	40
Section 9.03. Conditions to Obligation of Seller	41

ARTICLE 10
TERMINATION

Section 10.01. Grounds for Termination	42
Section 10.02. Effect of Termination	42

ARTICLE 11
MISCELLANEOUS

Section 11.01. Survival Of Representations, Warranties And Agreements	43
Section 11.02. Indemnification of Buyer for Certain Matters	43
Section 11.03. Indemnification of Buyer for Certain Tax Matters.	43
Section 11.04. Procedures Relating To Indemnification Claims	45
Section 11.05. Purchase Price Adjustment and Interest	46
Section 11.06. Notices	46
Section 11.07. Amendments and Waivers	47
Section 11.08. Expenses	48
Section 11.09. Successors and Assigns	48
Section 11.10. Governing Law	48
Section 11.11. Jurisdiction	48
Section 11.12. WAIVER OF JURY TRIAL	49

PAGE
Section 11.13. Counterparts; Effectiveness; Third Party Beneficiaries	49
Section 11.14. Entire Agreement	49
Section 11.15. Severability	49
Section 11.16. Disclosure Schedules	49

PURCHASE AGREEMENT

AGREEMENT dated as of November 22, 2004 between Penn Virginia Resource Partners, L.P., a Delaware limited partnership (“Buyer”), and Cantera Resources Holdings LLC, a Delaware limited liability company (“Seller”).

W I T N E S S E T H :

WHEREAS, Cantera Natural Gas, LLC, a Delaware limited liability company, provides directly and indirectly a variety of gathering and processing services to natural gas producers in Texas and Oklahoma and is also engaged in the marketing of natural gas liquids and residue gas;

WHEREAS, Seller is the record and beneficial owner of the Interests and desires to sell the Interests to Buyer, and Buyer desires to purchase the Interests from Seller, upon the terms and subject to the conditions hereinafter set forth;

The parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that neither the Company nor any Subsidiary shall be considered an Affiliate of Seller.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, injunction, judgment, decree, ruling, or other similar requirement enacted, adopted, promulgated, or applied by a Governmental Authority that is binding upon such Person.

“Balance Sheet” means the pro forma unaudited consolidated balance sheet of the Company and the Subsidiaries as of the Balance Sheet Date.

“Balance Sheet Date” means August 31, 2004.

“Base Purchase Price” means $191 million plus the accrued interest thereon. The Base Purchase Price shall bear interest from and including the Effective Date to but excluding the Closing Date at a rate per annum of the lesser of 8% or the greatest amount permitted by Applicable Law. Such interest shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

“Budgeted Expenditures” means the aggregate amount of all capital expenditures in respect of well connects and maintenance (including pickup trucks) made by Seller, the Company or any Subsidiary incurred between January 1, 2004 and the Effective Date. For the avoidance of doubt, the parties agree that those capital expenditures related to projects set forth on Schedule 5.01(d) constitute Budgeted Expenditures.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Cantera Field Services Holdings” means Cantera Field Services Holdings, LLC, a Delaware limited liability company.

“Cantera Gas Company” means Cantera Gas Company, a Delaware corporation.

“Cantera Gas Holdings” means Cantera Gas Holdings, LLC, a Delaware limited liability company.

“Closing Date” means the date of the Closing.

“CMS Agreement” means the Purchase Agreement by and among CMS Gas Transmission Company, as Seller, CMS Enterprises Company, as Guarantor, and Cantera Resources, Inc., as Buyer, dated as of May 9, 2003, as amended.

“CMS Note and Security Agreement” means, collectively, the Amended and Restated Promissory Note issued by Cantera Gas Holdings and Cantera Gas Company, dated February 27, 2004, to CMS Gas Transmission Company and the related Amended and Restated Security Agreement among Cantera Gas Holdings and Cantera Gas Company and CMS Gas Transmission Company dated February 27, 2004.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means Cantera Natural Gas, LLC, a Delaware limited liability company, and any predecessor entity thereto.

“Company Group” means the Company and the Subsidiaries.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Company or any Subsidiary.

“Credit Agreement” means the Third Amended and Restated Credit Agreement among Company and the lenders party thereto, dated as of December 31, 2003.

“Effective Date” means January 31, 2005, unless the Closing occurs prior to such date, in which case “Effective Date” means the Closing Date.

“Effective Date Net Working Capital Amount” means the consolidated current assets of the Company (excluding cash and cash equivalents) and the Subsidiaries less the consolidated current liabilities (excluding any portion thereof constituting indebtedness for borrowed money or any accrued interest on such indebtedness) of the Company and the Subsidiaries as of the Effective Date (taking into account the distribution of the Distributed Assets as contemplated by Section 9.02(c)), determined in accordance with GAAP, excluding the effect (including the Tax effect) of any act, event or transaction occurring on or after the Effective Date. The parties hereby agree that current liabilities shall include, to the extent incurred but not paid by Seller, the Company or any Subsidiary, (i) all legal, accounting, banking and other advisor fees, costs and expenses incurred by the Company and any Subsidiary in connection with this Agreement, (ii) all severance benefits relating to (x) employees who are not Transferred Employees and (y) those Transferred Employees who are offered employment by Buyer on the terms set forth in Article 8 and do not accept such offer of employment, in each case payable in connection with the consummation of the transactions contemplated by this Agreement and (iii) all Taxes with respect to the Company or any Subsidiary that are attributable to any Tax period (or portion thereof) ending on or before the Effective Date. The parties further agree that all current assets relating to prepaid premiums for all commercial insurance policies (other than with respect to the Environmental Policy) held by the Company shall not be included in Effective Date Net Working Capital Amount.

“Enbridge Agreements” mean, collectively, the Asset Purchase Agreement dated as of November 19, 2003 among Enbridge Energy Partners, L.P., Cantera Resources, Inc., Connect Energy Services, Inc. and Cantera Gas Gathering, Inc. and the Guaranty dated as of December 31, 2003 between Cantera Natural Gas, Inc. and Enbridge Energy Partners, L.P.

“Environmental Laws” means any and all Applicable Laws, including but not limited to the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., in each case as in effect on the date hereof, related to the protection of the environment or human health, including workplace safety.

“Environmental Permits” means all Permits, authorizations, consents, approvals and registrations issued under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any other entity which, together with the Company, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis.

“Governmental Authority” means any federal, state or local governmental authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any solid, liquid, or gaseous, substance that is listed, defined, or regulated as a “hazardous material,” “hazardous waste,” “solid waste,” “hazardous substance,” “toxic substance,” “pollutant,” or “contaminant,” or otherwise classified as hazardous or toxic, in or pursuant to any Environmental Law, including but not limited to, asbestos, polychlorinated biphenyls, radon, urea formaldehyde foam insulation, explosives, or radioactive materials, or any petroleum, hydrocarbons, hydrocarbon products, natural gas liquids, crude oil or any components, fractions, or derivatives thereof, oil or gas exploration or production waste, natural gas, or synthetic gas, or any mixtures thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Right” means any trademark, service mark, trade name, mask work, invention, patent, trade secret, copyright, trade dress, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right; provided that Intellectual Property Rights shall not include Software used to provide accounting services to the Company or any Subsidiary.

“Interests” means all of the outstanding membership interests of the Company.

“Knowledge of Buyer”, “Buyer’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge, after reasonable inquiry, of A. James Dearlove, Keith D. Horton, Frank H. Pici, Ronald K. Page and James A. Andritsos.

“Knowledge of Seller”, “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge, after reasonable inquiry, of Greg Sales, Terry A. Klare, Keith R. Finger, Bill Penney, Danny Thompson and Randy Lentz.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Material Adverse Effect” means any event, circumstance or development occurring after August 31, 2004 which had or would reasonably be expected to have a material adverse effect on (a) the business, assets or results of operations of the Company and the Subsidiaries, taken as whole, except to the extent resulting from or arising in connection with (i) this Agreement or the transactions contemplated hereby, (ii) changes or conditions affecting the natural gas gathering, processing, aggregation or marketing industries generally (including, without limitation, changes in hydrocarbon pricing and the depletion of reserves), (iii) changes in economic, regulatory or political conditions generally, (iv) any other matter set forth in the Schedules hereto, except to the extent of any adverse developments with respect to such matters that arise after the date hereof, or (v) any ordinary course decrease in inlet volumes into plants or gathering systems or any curtailment in transportation volumes or (b) the ability of the Seller to perform its material obligations under this Agreement.

“Permitted Liens” means (i) Liens disclosed on Schedule 1.01,(ii) Liens for taxes, assessments and similar charges that are not yet due or are being contested in good faith and as to which adequate reserves have been provided in the Balance Sheet, (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith, (iv) with respect to the easements, licenses, right-of-way agreements and other interests in land or relating to land and leased real property (the “Easements”), the easements, leases, licenses, right-of-way agreements and other agreements creating such Easements and leaseholds, (v) zoning, municipal planning, building codes or other applicable laws, rules, regulations, permits or ordinances regulating the use, development or occupancy of real property, (vi) recorded building and use restrictions and covenants, (vii) Liens, easements and rights-of-way that are necessary for utilities and other similar services on real property, which do not materially interfere with or restrict the present use of such real property and (viii) Liens to secure capital leases disclosed on Schedule 1.01.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pipeline” means a 12.5 mile 10 inch pipeline for the delivery of residue gas from the Beaver Plant located in Section 18-T3N-R26E, Beaver County, Oklahoma to the ANR Pipeline located in Section 30-T5N-R27E, Beaver County, Oklahoma.

“Post-Effective Date Tax Period” means any Tax period beginning after the Effective Date, and, with respect to a Tax period that begins on or before the Effective Date and ends after the Effective Date, the portion of such Tax period beginning after the Effective Date.

“Pre-Effective Date Tax Period” means (i) any Tax period commencing on or after July 2, 2003 and ending on or before the Effective Date, (ii) with respect to any Tax period that began before and ends on or after July 2, 2003, the portion of such Tax period beginning on July 2, 2003 and ending on or before the Effective Date, and (iii) with respect to any Tax period that begins on or before the Effective Date and ends after the Effective Date, the portion of such Tax period ending on the Effective Date.

“Section 338(h)(10) Elections” means the elections made pursuant to Section 338(h)(10) of the Code (and any similar provision or treatment under state or local law) by the Company or any Subsidiary with respect to the transactions consummated pursuant to the CMS Agreement.

“Software” means any computer software (including, without limitation, source code, object code, firmware, operating systems and specifications) owned or licensed by the Seller.

“Subsidiary” means any entity of which membership interests, securities or other ownership interests having the power to designate the managing member or ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by the Company; provided that, for purposes of this Agreement, none of Cantera Gas Holdings and its subsidiaries (other than Cantera Gas Company) or Cantera Field Services Holdings shall be deemed to be Subsidiaries of the Company.

“S-X Financial Statements” means, with respect to the Company, (x) its (i) audited consolidated balance sheets as of December 31, 2003 and either December 31, 2004 or September 30, 2004, at Buyer’s election, and (ii) audited consolidated statements of income and cash flows for the year ended December 31, 2002, for the six-months ended June 30, 2003, for the six months ended

December 31, 2003 and for either the year ended December 31, 2004 or the nine months ended September 30, 2004, at Buyer’s election or (y) such other historical audited financial statements of the Company as may be required by (i) the provisions of Item 2.01 and Item 9.01 of Form 8-K, as amended, or any successor Items thereto in effect as of the Closing or (ii) the Staff, to the extent that the Staff permits any deviation from the financial statements described in clause (x) or the financial statement requirements described in clause (y)(i). Buyer shall make the elections referred to in this definition on or prior to December 31, 2004.

“Title Defect” means (a) any title defect or Lien, other than a Permitted Lien, that causes any member of the Company Group to not have good title, free and clear of all Liens other than Permitted Liens, to any of the Real Property (including the buildings and improvements thereon), Permits or leases relating to Real Property or (b) the extent to which the Easements do not grant all rights reasonably necessary for the operation, maintenance, repair, and replacement of all the properties, facilities or assets of the Company; provided that “Title Defect” shall not include any matter that (x) would otherwise be a Title Defect if the related Title Defect Amount is individually $15,000 or less, (y) has been cured by Seller or the Company prior to the Effective Date or (z) that is not set forth in a Title Defect Notice.

“Title Defect Amount” means the cost of curing a Title Defect, or if such Title Defect cannot be cured, any Damages resulting from the existence of such Title Defect. For purposes of calculating a Title Defect Amount, the parties shall value all assets affected by a Title Defect, including rights-of-way, surface leases and fee properties, at fair market value or, if greater than fair market value, the cost to cure.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.06
Agreed-Upon Title Defect	2.05
Agreed-Upon Title Defect Amount	2.05
Allocation Statement	2.06
Budgeted Expenditures	5.08
Buyer	Preamble
Buyer DC Plans	8.01
Claim	11.04
Closing	2.02
Company 401(k) Plan	8.01
Company Securities	3.05
Corporate Name Change Transition Period	6.04

Term	Section
Current Representation	6.05
Dallas Employees	8.01
Damages	11.02
Designated Person	6.05
Distributed Assets	9.02
Effective Date Balance Sheet	2.03
e-mail	11.01
Employee Plans	3.19
Environmental Policy	5.01
Estimated Purchase Price	2.01
Final Net Working Capital Amount	2.04
Financing Commitment Letters	4.05
Intercompany Liability	5.06
Loss	11.03
Notice of Disagreement	2.05
Option Plan	3.05
Options	3.05
Permits	3.13
Purchase Price	2.01
Purchase Price Statement	2.01
Real Property	3.14
Returns	3.21
Seller	Preamble
Subsidiary Securities	3.07
Title Defect Arbitrator	2.05
Title Defect Notice	2.05
Tax	3.21
Tax Allocation Referee	2.06
Tax Benefit	11.03
Taxing Authority	3.21
Transferred Employees	8.01
Transitional Services Agreement	7.06

Section 1.02. Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several. The words “hereof”, “herein”, “hereby” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and

Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE 2

PURCHASE AND SALE

Section 2.01. Purchase and Sale. (a) Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the Interests at the Closing. The purchase price for the Interests is (i) Base Purchase Price, (ii) plus (or minus, to the extent a negative number) the Effective Date Net Working Capital Amount, (iii) plus the excess, if any, of (x) the aggregate amount of all Budgeted Expenditures made between January 1, 2004 and the date hereof and all other capital expenditures, including Budgeted Expenditures, permitted to be made under this Agreement or otherwise approved by Buyer and made prior to the Effective Date over (y) $2,700,000, (iv) minus the excess, if any, of $2,700,000 over the aggregate amount of Budgeted Expenditures actually made prior to the Effective Date, (v) plus the aggregate amount of any capital expenditures made after the Effective Date which are permitted to be made under this Agreement or otherwise approved by Buyer, to the extent that such amount is paid or financed by the Seller and not paid or financed by the Company or its Subsidiaries out of cash generated after the Effective Date (and for purposes of the clause (v), the Seller agrees to be bound by Section 5.01(d) hereof), and (vi) minus the aggregate amount of all Agreed-Upon Title Defect Amounts finalized by Closing (the “Purchase Price”). The Purchase Price shall be paid as provided in Section 2.02 and shall be subject to adjustment as provided in Section 2.04 and Section 2.05.

(b) No later than three Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement setting forth Company’s good faith estimate of (i) the Effective Date Net Working Capital Amount and (ii) the amount of the Purchase Price (the “Estimated Purchase Price”), accompanied by a reasonably detailed computation of such estimates, including supporting schedules and other relevant information (such statement, the “Purchase Price Statement”).

Section 2.02. Closing. The closing (the “Closing”) of the purchase and sale of the Interests hereunder shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, on or after January 3, 2005, but in no event later than five Business Days, after satisfaction on or after January 3, 2005 of the conditions set forth in Article 9, or at such other time or place as Buyer and Seller may agree. At the Closing:

(a) Buyer shall deliver to Seller the Estimated Purchase Price in immediately available funds by wire transfer to an account of Seller with a bank designated by Seller, by notice to Buyer, which notice shall be delivered not later than two Business Days prior to the Closing Date (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of Seller in such amount).

(b) Seller shall deliver to Buyer an agreement of assignment assigning to Buyer or its designee all of Seller’s right, title and interest to the Interests.

Section 2.03. Effective Date Balance Sheet. (a) As promptly as practicable, but no later than 60 days after the Closing Date, Seller will cause to be prepared and delivered to Buyer the Effective Date Balance Sheet and a certificate based on such Effective Date Balance Sheet setting forth Seller’s good faith calculation of the Effective Date Net Working Capital Amount. The Effective Date Balance Sheet (the “Effective Date Balance Sheet”) shall (x) fairly present the consolidated financial position of the Company and the Subsidiaries as of the Effective Date (taking into account the distribution of the Distributed Assets as contemplated by Section 9.02(c)) in accordance with GAAP applied on a basis consistent with those used in the preparation of the Balance Sheet, (y) include line items substantially consistent with those in the Balance Sheet and (z) be prepared in accordance with accounting policies and practices consistent with those used in the preparation of the Balance Sheet.

(b) If Buyer disagrees with Seller’s calculation of the Effective Date Net Working Capital Amount delivered pursuant to Section 2.03(a), Buyer may, within 20 days after delivery of the documents referred to in Section 2.03(a), deliver a notice to Seller disagreeing with such calculation which specifies Buyer’s calculation of such amount and, in reasonable detail, Buyer’s grounds for such disagreement. Any such notice of disagreement shall specify those items or amounts as to which Buyer disagrees, and Buyer shall be deemed to have agreed with all other items and amounts contained in the Effective Date Balance Sheet and the calculation of the Effective Date Net Working Capital Amount delivered pursuant to Section 2.03(a).

(c) If a notice of disagreement shall be duly delivered pursuant to Section 2.03(b), Buyer and Seller shall, during the 15 days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of the Effective Date Net Working Capital Amount, which amount shall not be more than the amount thereof shown in Seller’s calculation delivered pursuant to Section 2.03(a) nor less than the amount thereof shown in Buyer’s calculation delivered pursuant to Section 2.03(b). If, during such period, Buyer and Seller are unable to reach such agreement, they shall promptly thereafter cause independent accountants of nationally recognized standing reasonably satisfactory to Buyer and Seller (who shall not have any material relationship with Buyer or Seller) (the “Accounting Referee”), promptly to review this Agreement and the disputed items or amounts for the purpose of calculating the Effective Date Net Working Capital Amount. Each party shall set forth in writing its estimate of the Effective Date Net Working Capital Amount referred to the Accounting Referee for resolution, and the Accounting Referee shall, as promptly as practicable, be required to select the position of either one party or the other with respect to the Effective Date Net Working Capital Amount and to communicate such selection to both parties. The costs of the Accounting Referee shall be borne entirely by the party which does not have its position selected by the Accounting Referee. The determination of the Accounting Referee shall be final, conclusive and binding on the parties and shall be enforceable in any court having jurisdiction.

(d) Buyer and Seller agree that they will, and agree to cause their respective independent accountants and the Company and each Subsidiary to, cooperate and assist in the preparation of the Effective Date Balance Sheet and the calculation of the Effective Date Net Working Capital Amount and in the conduct of the reviews referred to in this Section 2.03, including the making available to the extent necessary of books, records, work papers and personnel.

Section 2.04. Adjustment of the Purchase Price. (a) If the Effective Date Net Working Capital Amount as shown in the Purchase Price Statement exceeds the Final Net Working Capital Amount, Seller shall pay to Buyer, as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.04(b), the amount of such excess. If Final Net Working Capital Amount exceeds the Effective Date Net Working Capital Amount as shown in the Purchase Price Statement, then Buyer shall pay to Seller, as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.04(b), the amount of such excess. The “Final Net Working Capital Amount” means the Effective Date Net Working Capital Amount (i) as shown in Seller’s calculation delivered pursuant to Section 2.03(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.03(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Buyer and Seller pursuant to Section 2.03(c) or (B) in the absence of such agreement, as determined by the Accounting

Referee pursuant to Section 2.03(c), taken together with the amounts that have been agreed (or deemed agreed) by Buyer and Seller pursuant to Section 2.03(b) and Section 2.03(c); provided that in no event shall the Final Net Working Capital Amount be more than the Seller’s calculation of the Effective Date Net Working Capital Amount delivered pursuant to Section 2.03(a) or less than Buyer’s calculation of the Effective Date Net Working Capital Amount delivered pursuant to Section 2.03(b).

(b) Any payment pursuant to Section 2.04(a) shall be made within five days after the Final Net Working Capital Amount has been determined (x) in the case of payments made by Buyer, by delivery by Buyer of immediately available funds to an account previously designated by Seller or (y) in the case of payments made by Seller, by delivery by Seller of immediately available funds to and account previously designated by Buyer. The amount of any payment to be made pursuant to this Section 2.04(b) shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime Rate, as published in the Wall Street Journal, Eastern Edition, in effect from time to time during the period from the Closing Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

(c) For the avoidance of doubt, the purchase price adjustment to be made pursuant to this Section 2.04 is meant to reflect changes in the current assets and current liabilities of the Company and the Subsidiaries from the date of the Balance Sheet to the date of the Effective Date Balance Sheet. The purchase price adjustment is not intended to be used to adjust for errors or omissions that may be found with respect to the Balance Sheet or the Effective Date Net Working Capital Amount.

Section 2.05. Title Defects. (a) As soon as reasonably practicable following the date of this Agreement, and in no event later than 30 days following the date of this Agreement, Buyer shall deliver to Seller written notices identifying each matter that it believes in good faith to be a Title Defect, together with a reasonable, good faith estimate of the associated Title Defect Amount for each such alleged Title Defect, and reasonable written documentation, to support Buyer’s claims of each such Title Defect (the “Title Defect Notice”). In order for Seller to review the alleged Title Defects listed in the Title Defect Notice, Buyer will provide to Seller and its representatives copies of any documents used to determine the existence of a Title Defect and the estimated (x) cost of curing a Title Defect or (y) if such Title Defect cannot be cured, Damages resulting from the existence of such Title Defect.

(b) If Seller disagrees with the existence of a Title Defect or the associated Title Defect Amount, then Seller shall notify Buyer of such disagreement in writing (a “Notice of Disagreement”) within 10 days after its receipt of the applicable Title Defect Notice. Such Notice of Disagreement shall specify in reasonable detail Seller’s grounds for such disagreement, the Title Defect Amount estimated by Seller therefor, or both, as the case may be. To the extent Seller does not contest a Title Defect or a Title Defect Amount in a Notice of Disagreement within 10 days after its receipt of the applicable Title Defect Notice, Seller shall be deemed to have accepted the existence of such Title Defect or Title Defect Amount, which shall be final, binding and conclusive for all purposes hereunder.

(c) If a Notice of Disagreement is timely provided by Seller, Buyer and Seller shall use commercially reasonable efforts for a period of 10 days after delivery of such Notice of Disagreement (or such longer period as they may mutually agree) to resolve any disagreements with respect to the existence of any Title Defect or Title Defect Amount contested in the Notice of Disagreement. If, at the end of such period, they are unable to resolve such disagreements, then, upon the written request of either party, Seller and Buyer agree that within a further 15 day period, they will jointly select an arbitrator who is an attorney experienced in the natural gas and gas gathering industry in the United States as well as in real estate and title insurance matters, or as otherwise mutually agreed upon by Seller and Buyer (the “Title Defect Arbitrator”), to resolve any remaining disagreements. If Seller and Buyer are unable to agree upon the designation of a Person as a Title Defect Arbitrator, they shall request the American Arbitration Association to appoint the Title Defect Arbitrator and such Title Defect Arbitrator shall hear all matters submitted under this Section 2.05(c).

(d) The Title Defect Arbitrator shall determine as promptly as practicable (but in any event within 30 days) following the date on which such dispute is referred to the Title Defect Arbitrator the existence of any alleged Title Defect or the disputed Title Defect Amount, as the case may require, identified in the Notice of Disagreement and not previously resolved by the parties. Each party shall set forth in writing its position regarding the existence of each alleged Title Defect and each Title Defect Amount referred to the Title Defect Arbitrator for resolution, and the Title Defect Arbitrator shall be required to select the position of either one party or the other with respect to each such Title Defect or Title Defect Amount, as the case may require. The costs of the Title Defect Arbitrator shall be borne entirely by the party which does not have its position selected by the Title Defect Arbitrator. The determination of the Title Defect Arbitrator shall be final, conclusive and binding on the parties and shall be enforceable in any court having jurisdiction.

(e) As used in this Agreement, an “Agreed-Upon Title Defect” shall mean any of (i) a Title Defect that is not contested under any Notice of Disagreement, (ii) a Title Defect that is mutually agreed upon or deemed agreed by Buyer and Seller or (iii) a Title Defect resulting from a determination of the Title Defect Arbitrator pursuant to Section 2.05(d) above. An “Agreed-Upon Title Defect Amount” shall mean any of (i) a Title Defect Amount that is not contested under any Notice of Disagreement, (ii) a Title Defect Amount that is mutually agreed upon or deemed agreed by Buyer and Seller or (iii) a Title Defect Amount resulting from a determination of the Title Defect Arbitrator pursuant to Section 2.05(d) above.

(f) At Closing the Purchase Price shall be reduced by the amount of any Agreed-Upon Title Defect Amount finalized by Closing, except to the extent Seller has cured any Title Defect or Agreed-Upon Title Defect, as the case may be, at its own expense prior to Closing; provided that Seller shall not be entitled to use cash or cash equivalents generated after the Effective Date (e.g., cash or cash equivalents relating to receivables due at any time after the Effective Date) in order to cure any Title Defect or Agreed-Upon Title Defect. After Closing, the Seller shall pay to Buyer any Agreed-Upon Title Defect Amount finalized after Closing within five days after such amount is finalized. Buyer understands and agrees that the Purchase Price adjustment provided in this Section 2.05 is the sole and exclusive remedy for a Title Defect, and no claim may be made by Buyer with respect to any representation or warranty made by Seller or any of its affiliates or representatives. Notwithstanding the provisions of this Section 2.05 or Section 2.01, the Purchase Price shall not be decreased by any Agreed-Upon Title Defect Amount unless and until the aggregate Agreed-Upon Title Defect Amount exceeds $400,000, and then only to the extent of such excess.

(g) For purposes of this Section 2.05, “Title Defect” shall not include any Title Defect of which the Buyer becomes aware through any “self-help” actions such as surveys, or letters or notices to third parties other than through customary and routine title due diligence.

Section 2.06. Allocation of Purchase Price. As soon as practicable after the Closing, Buyer shall deliver to Seller a statement (the “Allocation Statement”), allocating the Purchase Price (plus the liabilities of the Company Group to the extent properly taken into account under Section 1060 of the Code) among the assets of the Company Group in accordance with Section 1060 of the Code. If within 10 days after the delivery of the Allocation Statement Seller notifies Buyer in writing that Seller objects to the allocation set forth in the Allocation Statement, Buyer and Seller shall use commercially reasonable efforts to resolve such dispute within 20 days. In the event that Buyer and Seller are unable to resolve such dispute within 20 days, Buyer and Seller shall jointly retain independent accountants of nationally recognized standing reasonably satisfactory to Buyer and Seller (who shall not have any material relationship with Buyer or Seller) (the “Tax Allocation Referee”) to resolve the disputed items. Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the Tax Allocation Referee shall be borne equally by Buyer and Seller. Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution. Seller and Buyer agree to (i) be bound by the Allocation Statement and (ii) act in accordance with the Allocation Statement in the preparation, filing and audit of any Tax Return (including filing Form 8594 with its federal income Tax Return for the taxable year that includes the date of the Closing). Not later than 30 days prior to the filing of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Schedules hereto, Seller represents and warrants to Buyer as of the date hereof that:

Section 3.01. Existence and Power. Each of Seller and the Company is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to own, lease, and operate all properties and assets now owned, leased or operated by it, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a Material Adverse Effect. The Company is duly qualified to do business as a foreign Person and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.02. Seller Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby are within Seller’s powers and have been duly authorized by all necessary action on the part of Seller. This Agreement constitutes a valid and binding agreement of Seller.

Section 3.03. Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby require no action, notice, filing, authorization, consent, waiver or approval by or in respect of, a Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and (ii) any such action, notice, filing, authorization, consent, waiver or approval, as to which the failure to make or obtain would not have a Material Adverse Effect.

Section 3.04. Noncontravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of organization or limited liability company operating agreement of Seller or the Company or any Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law that is material to the business of Seller, the Company, any Subsidiary or their respective assets, (iii) except as disclosed in Schedule 3.04 or as to matters which would not reasonably be expected to have a Material Adverse Effect, require any authorization, consent, waiver, or approval, or other action by any Person under, constitute a default under, or give rise to any right of termination, modification, cancellation or acceleration of any right or obligation of Seller or the Company or any Subsidiary or to a loss of any benefit to which Seller or the Company or any Subsidiary is entitled under any provision of any agreement, contract, lease, license, instrument, decree, judgment or other arrangement binding upon Seller or the Company or any Subsidiary or (iv) result in the creation or imposition of any Lien on any asset of the Company or any Subsidiary, except for any Permitted Liens.

Section 3.05. Capitalization. (a) The Interests constitute all of the outstanding membership interests of the Company.

(b) All outstanding Interests of the Company have been duly authorized and validly issued and are fully paid and non-assessable. Except for the outstanding options to purchase membership interests of the Company (the “Options”) granted under the Company’s 2004 Option Plan (the “Option Plan”), all of which shall be terminated and cashed out in full by Seller at Seller’s expense on or prior to the Closing, there are no outstanding (i) Interests or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for Interests or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses 3.05(b)(i), 3.05(b)(ii) and 3.05(b)(iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

(c) Except as set forth in Schedule 3.05(c), no shares of any member of the Company Group’s outstanding membership interests or capital stock, or interest or stock issuable upon exercise or exchange of any outstanding options, warrants, or rights, or other interests or stock issuable by the entities, are subject to any preemptive rights, rights of first refusal, or other rights to purchase such interests or stock (whether in favor of any member of the Company Group or any other Person) pursuant to any agreement or commitment of any member of the Company Group.

Section 3.06. Ownership of Interests. Seller is the record and beneficial owner of the Interests, free and clear of any Lien, and will transfer and deliver to Buyer at the Closing valid title to the Interests free and clear of any Lien.

Section 3.07. Subsidiaries. (a) (i) Each Subsidiary (other than Cantera Hamlin, LP and Cantera Gas Company) is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) Cantera Hamlin, LP is a limited partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (iii) Cantera Gas Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and (iv) each Subsidiary has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, consents and approvals the absence of which would not have a Material Adverse Effect. All Subsidiaries and their respective jurisdictions of organization are identified on Schedule 3.07.

(b) Except as disclosed in Schedule 3.07, all of the outstanding membership interests of each Subsidiary are owned by the Company, directly or indirectly, free and clear of any Lien. There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for membership interests of any Subsidiary or (ii) options or other rights to acquire from the Company or any Subsidiary, or other obligation of the Company or any Subsidiary to issue, any membership interests or securities convertible into or exchangeable for capital stock or voting securities of any Subsidiary (the items in clauses 3.07(b)(i) and 3.07(b)(ii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

Section 3.08. Financial Statements. The audited consolidated balance sheet as of December 31, 2003 and the related audited consolidated statements of income and cash flows for the six months ended December 31, 2003 of the Company, the Subsidiaries (other than Cantera Gas Company) and Cantera Field Services Holdings fairly present, in conformity with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of the Company, the Subsidiaries (other than Cantera Gas Company) and Cantera Field Services Holdings as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended. Except as described in the proviso to this sentence, the Balance Sheet and the related unaudited interim consolidated operating statements for the eight months ended August 31, 2004 of the Company and the Subsidiaries (other than Cantera Gas Company) fairly present, in conformity with GAAP, the consolidated financial position of the Company and the Subsidiaries (other than Cantera Gas Company) as of the date thereof and their consolidated operating results for the period then ended; provided that (x) such financial statements do not include statements of changes in cash flows or members equity and do not include all of the notes or the information contained in such notes as required by GAAP for complete financial statements and are subject to normal year-end adjustments and (y) the aforementioned unaudited interim consolidated operating statements do not present information with respect to general and administrative expenses or depreciation, in each case as required by GAAP.

Section 3.09. Absence of Certain Changes. Except as disclosed in Schedule 3.09 or as expressly contemplated by this Agreement, since the Balance Sheet Date, the business of the Company and the Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

(a) a Material Adverse Effect;

(b) any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding Interests or other securities of the Company or any Subsidiary;

(c) any amendment of any material term of any outstanding security of the Company or any Subsidiary, or any issuance of additional equity securities or grant of any option, warrant or right to acquire any equity securities or issue any security convertible into or exchangeable for its equity securities;

(d) any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business consistent with past practices;

(e) any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments made in the ordinary course of business consistent with past practices;

(f) any transaction or commitment made, including any capital expenditure, or any contract or agreement entered into, by the Company or any Subsidiary relating to its assets or business, in either case, material to the Company and the Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

(g) any material change in any method of accounting or accounting practice by the Company or any Subsidiary except for any such change required by reason of a concurrent change in GAAP;

(h) any (i) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer or employee of the Company or any Subsidiary (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any director, officer or employee of the Company or any Subsidiary, or (iii) change in compensation or other benefits payable to any director, officer or employee of the Company or any Subsidiary pursuant to any severance or retirement plans or policies thereof, in each case other than in the ordinary course of business consistent with past practices;

(i) any (i) change in accounting method, (ii) closing agreement (as defined in Section 7121 of the Code) or settlement of a material Tax liability entered into that affects the Company or any Subsidiary, (iii) sale or other disposition of assets that is subject to the installment method or has been treated as an open transaction, (iv) change in a Tax election, or (v) amendment to a Return filed by the Company or any Subsidiary; or

(j) any transfer, assignment or encumbrance of any material asset of the Company or any Subsidiary, other than the Permitted Liens;

Section 3.10. Intercompany Accounts. Schedule 3.10 contains a complete list of all intercompany balances as of the Balance Sheet Date between Seller and its Affiliates, on the one hand, and the Company and/or any of the Subsidiaries, on the other hand. Since the Balance Sheet Date there has not been any accrual of liability by the Company or any Subsidiary to Seller or any of its Affiliates or other transaction between the Company or any Subsidiary and Seller and any of its Affiliates, except in the ordinary course of business of the Company and the Subsidiaries consistent with past practices or as provided in Schedule 3.10.

Section 3.11. Material Contracts. (a) Except for those agreements, contracts, plans, leases, arrangements or commitments and organizational documents relating solely to the Distributed Assets, Schedule 3.11 discloses (i) all agreements, contracts, plans, leases, arrangements or commitments binding upon any member of the Company Group that provide for payment, or delivery of assets or services, in excess of $25,000 in value and (ii) the organizational documents of the Company and each Subsidiary.

(b) Each agreement, contract, plan, lease, arrangement or commitment required to be disclosed pursuant to this Section is a valid and binding agreement of the Company or a Subsidiary, as the case may be, and is in full force and effect, and none of the Company, any Subsidiary or, to the knowledge of Seller, any other party thereto is in default or breach in any respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment, except for any such defaults or breaches which would not reasonably be expected to have a Material Adverse Effect.

Section 3.12. Litigation. There is no action, claim, suit, investigation or proceeding pending against, or to the knowledge of Seller, threatened against or affecting, Seller, the Company or any Subsidiary or any of their respective properties before any court or arbitrator or any governmental body, agency or official which is reasonably likely to have a Material Adverse Effect.

Section 3.13. Compliance with Laws and Court Orders. Neither the Company nor any Subsidiary is in violation of, has received any written notice of any violation of or, to the knowledge of Seller, is under investigation with respect to or has been threatened to be charged with any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Schedule 3.13 lists all permits and licenses held by Seller, the Company or a Subsidiary with respect to the operation of the business of the Company and the Subsidiaries and, to the knowledge of Seller, there are no other permits or licenses required to own and operate the business of the Company and the Subsidiaries in the manner in which its respective business is currently owned and operated (collectively, “Permits”).

Section 3.14. Properties. (a) Schedule 3.14 correctly describes all real property, including the Easements, which the Company Group owns, leases, operates or subleases (the “Real Property”).

(b) Subject to Permitted Liens, Title Defects, if any, and Liens which will be discharged on or before the Closing Date, each member of the Company Group (i) has, as of the date hereof, title to or rights or interests in its respective assets sufficient to allow each member of the Company Group to conduct their respective businesses, as currently being conducted, without adverse interference and (ii) will have, as of the Closing Date, title to or rights or interests in its respective assets (other than those assets constituting part of the Distributed Assets) sufficient to allow each member of the Company Group to conduct their respective businesses in substantially the same manner as conducted immediately prior to the Closing, without adverse interference.

Section 3.15. Intellectual Property. Except for those Company Intellectual Property Rights constituting part of the Distributed Assets, which are indicated on Schedule 9.02(c) or as set forth on Schedule 3.15(d):

(a) Schedule 3.15(a) contains a list of all registrations and applications for registration and other material Intellectual Property Rights included in the Company Intellectual Property Rights.

(b) Schedule 3.15(b) sets forth a list of (i) all agreements as to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any material Company Intellectual Property Right and (ii) all agreements to which the Company or any Subsidiary is a party and pursuant to which such Company or Subsidiary has a license or right to use Intellectual Property Rights of a third party.

(c) No Company Intellectual Property Right or, to the knowledge of Seller, any Intellectual Property Rights licensed to the Company or any Subsidiary, is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by the Company or any Subsidiary or restricting the licensing thereof by the Company or any Subsidiary to any Person, except for any judgment, injunction, order, decree or agreement which would not reasonably be expected to have a Material Adverse Effect.

(d) To the knowledge of Seller, the Company or one of its Subsidiaries owns, licenses or sublicenses all material items included among the Intellectual Property Rights, whether or not listed on Schedule 3.15(a) or Schedule 3.15(b), that is used in the operation of the business of the Company or any of its Subsidiaries, as presently conducted, and such Person will continue to have such right after the consummation of the transaction contemplated by this Agreement.

Section 3.16. Insurance Coverage. Seller has made available to Buyer a list of, and true and complete copies of, all insurance policies or binders and fidelity or performance bonds relating to the assets, business, operations, employees, officers or directors of the Company and the Subsidiaries, together with a schedule of the material claims history of the Company and the Subsidiaries under such policies and bonds since July 1, 2003. There are no material claims by the Company or any Subsidiary pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

Section 3.17. Finders’ Fees. Other than Morgan Stanley & Co., Incorporated, whose fees and expenses shall be paid entirely by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or the Company or any Subsidiary who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and Buyer shall not have any liability or obligation to pay any such fees or expenses to any such Person.

Section 3.18. Employees. Schedule 3.18 sets forth a true and complete list of the names and titles of all Transferred Employees. Seller has previously delivered to Buyer a true and correct list of all annual salaries and other compensation of all Transferred Employees.

Section 3.19. Employee Benefit Plans. (a) The Company has made available to Buyer a list of and copies of each material “employee benefit plan”, as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee of the plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to Buyer together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Form 990, if applicable, prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “Employee Plans”.

(b) None of the Company, any ERISA Affiliate and any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any employee benefit plan subject to Title IV of ERISA or Section 412 of the Code.

(c) None of the Company, any ERISA Affiliate and any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(d) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Buyer copies of the most recent

Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan. All contributions and payments required to be made to, by or with respect to an Employee Plan have been timely made or paid. No material events have occurred with respect to the Employee Plans that, individually or in the aggregate, could result individually or in the aggregate, in payment or assessment by or against the Company or any Subsidiary or the Employee Plans of any material liability, including any excise taxes under the Code.

(e) Except as set forth in Schedule 3.19, neither the Company nor any Subsidiary has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Subsidiary, except as required to avoid excise tax under Section 4980B of the Code.

(f) Except as set forth in Schedule 3.19, none of the Transferred Employees is a party to or covered by an employment or change of control agreement or plan with any member of the Company Group and no Transferred Employee is covered by a collective bargaining agreement with any member of the Company Group.

(g) Except as set forth in Schedule 3.19, the consummation of the transactions contemplated by this Agreement will not, in the absence of any other event or occurrences, entitle any employee or officer of Company or any Subsidiary to severance pay, unemployment compensation or any other payment or amount that would be treated as a parachute payment under Section 280G of the Code.

Section 3.20. Gas Regulatory Matters. The Company Group is not subject to regulation under the Public Utility Holding Company Act, as amended. The Company Group is not subject to regulation under the Natural Gas Act of 1938, as amended. No member of the Company Group is a gas utility in any state in which any material property or facility is located. No portion of the assets of the Company or any Subsidiary are subject to the jurisdiction of the Federal Energy Regulatory Commission under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 or the Interstate Commerce Act except as disclosed on Schedule 3.20.

Section 3.21. Tax Matters. Except as set forth in Schedule 3.21:

All material Tax returns, statements, reports and forms, including any schedule or attachment (collectively, the “Returns”) required to be filed with any

Taxing Authority on or before the date hereof by, or with respect to, Company or any Subsidiary have been timely filed on or before the Closing Date, and all such Returns are true, correct and complete in all material respects. The Company and the Subsidiaries have paid all material Taxes due and payable on or before the date hereof. The charges, accruals and reserves for Taxes with respect to Company and the Subsidiaries reflected on the books of Company and the Subsidiaries are adequate, under GAAP, to cover material Tax liabilities accruing through the end of the last period for which the Company and the Subsidiaries ordinarily record items on their respective books. There is no action, suit, proceeding, investigation, audit or claim now proposed, pending or, to the knowledge of Seller, threatened against or with respect to Company or any Subsidiary in respect of any material Tax. There are no Liens on any of the assets of the Company or any of the Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax. The Company properly and timely filed the appropriate forms to effect the Section 338(h)(10) Elections with respect to the transactions consummated pursuant to the CMS Agreement. Each of the Company and the Subsidiaries is “disregarded as an entity separate from its owner” within the meaning of Treas. Reg. § 301.7701-3. None of the Company or any of the Subsidiaries (or any predecessor thereto) has ever been an entity taxable as a corporation for federal income Tax purposes. All material Tax withholding and deposit requirements imposed on or with respect to any of the Company or any of the Subsidiaries have been satisfied in full in all respects. None of the Company or any of the Subsidiaries is subject to any material liability for the Taxes of any other Person under Treasury Regulation §1.1502-6 or any analogous state, local or foreign law, or otherwise, as a transferee, or successor. All material assets of the Company and the Subsidiaries have been included on the property tax rolls of the Tax jurisdictions in which the property is located and there is no omitted property in such jurisdictions. None of the Company, the Subsidiaries or the Seller has entered into a transaction that would be reportable under Treasury Regulation section 1.6011-4 or any predecessor thereto. For purposes of this agreement, “Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person, real and personal property taxes and real property transfer taxes), and any liability for any of the foregoing that arises as a transferee or successor), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (domestic or foreign) responsible for the imposition of any such tax, governmental fee, assessment or charge (a “Taxing Authority”).

Section 3.22. Environmental Matters. Except as disclosed on Schedule 3.22 and except as to matters that would not reasonably be expected to have a Material Adverse Effect:

(a) (i) no written and pending notice, order, request for information, complaint or penalty has been received by Seller, the Company or any Subsidiary, and (ii) there are no judicial, administrative or other third party claims, suits or proceedings pending or threatened, in the case of each of (i) and (ii), which allege a violation of or liability under any Environmental Law by the Company or any Subsidiary;

(b) the Company and each Subsidiary are in compliance with applicable Environmental Laws, have all Environmental Permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits and with all other applicable Environmental Laws; and

(c) there has been no written environmental investigation, study or audit conducted within the past five years by, on behalf of, or in the possession or control of the Company or any Subsidiary of any property currently or formerly owned, operated or leased by the Company or any Subsidiary which has not been delivered or made available to Buyer prior to the date hereof;

(d) no Hazardous Substances have been released, discharged, dumped or disposed of to (i) soil in amounts that would reasonably be expected to impact groundwater or surface water, (ii) groundwater, or (iii) surface water, in the case of each of (i), (ii) and (iii), at, under, on or from real property currently or, to the knowledge of Seller, formerly owned, leased, and/or operated by the Company or any Subsidiary;

(e) all real property owned or leased by the Company or any Subsidiary as of July 2, 2003 is identified as an insured site under the Environmental Policy; and

(f) to the knowledge of Seller, there is no real property owned or leased by the Company or any Subsidiary where operations are inactive or discontinued as of the date hereof.

Section 3.23. Adequacy of Assets. The assets to be owned by Buyer immediately after the Closing will, to the knowledge of Seller, be adequate to permit Buyer to conduct the business of the Company and the Subsidiaries in Oklahoma and Texas in substantially the same manner as conducted immediately prior to the Closing in Oklahoma and Texas; provided that the Company shall, as contemplated by Section 9.02(c), distribute from the Company (among other things) those assets identified under the headings “Trademarks,” “Accounts Receivable and Prepays,” “Accounts Payable,” “Cash at Closing,” “Insurance Policies and Bonds,” “Software,” “Office Equipment & Furnishings,” “Field Equipment” and “Agreements” on Schedule 9.02(c).

Section 3.24. Preferential or Consent Rights. Except as listed on Schedule 3.24, there are no preferential or similar rights permitting any Person to purchase any portion of the Real Property in connection with the transactions contemplated hereby.

Section 3.25. Letters of Credit. Except as set forth on the Balance Sheet (or as disclosed in the notes thereto) and as disclosed on Schedule 3.25, no surety bonds, letters of credit, or cash collateral issued in respect of any member of the Company Group is outstanding.

Section 3.26. Suspense Accounts. Seller has previously made available to Buyer a copy of all information in its possession relating to monies held in suspense accounts.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof that:

Section 4.01. Limited Partnership Existence and Power. Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware and has all limited partnership powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a material adverse effect on (a) the business, assets or results of operations of Buyer and its subsidiaries, taken as a whole, or (b) the ability of Buyer to perform its material obligations under this Agreement.

Section 4.02. Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the powers of Buyer and have been duly authorized by all necessary action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any governmental body, agency or official other than compliance with any applicable requirements of the HSR Act.

Section 4.04. Noncontravention. Except as set forth on Schedule 4.04, the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the organizational documents of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any applicable law, rule, regulation, judgment, injunction, order or decree or (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer, it being understood that the failure of Buyer to receive any consent, waiver, approval or authorization required or otherwise sought in connection with the documents set forth on Schedule 4.04 shall not affect any of Buyer’s obligations under this Agreement.

Section 4.05. Financing. Buyer has obtained bridge financing commitments which would enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder, subject to the satisfaction of the terms and conditions set forth in such commitments, a copy of which has been provided to Seller and is attached hereto, it being understood that none of Buyer’s obligations under this Agreement are conditioned upon obtaining such financing or any other financing.

Section 4.06. Purchase for Investment. Buyer is purchasing the Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Interests and is capable of bearing the economic risks of such investment.

Section 4.07. Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 4.08. Finders’ Fees. Other than the RBC Capital Markets, whose fees and expenses shall be paid entirely by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and Seller shall not have any liability or obligation to pay any such fees or expenses to any such Person.

Section 4.09. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Company and the Subsidiaries as contemplated hereunder. Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and the Subsidiaries or the future business and operations of the Company and the Subsidiaries or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Company or the Subsidiaries or their respective businesses or operations, except as expressly set forth in this Agreement.

ARTICLE 5

COVENANTS OF SELLER

Seller agrees that:

Section 5.01. Conduct of the Company. From the date hereof until the Closing Date, Seller shall cause the Company and each Subsidiary to conduct its businesses in the ordinary course consistent with past practice and to use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as disclosed on Schedule 5.01, without the prior written consent of Buyer, Seller will not permit the Company or any Subsidiary to:

(a) adopt or propose any change in its limited liability company operating agreement or other governance documents;

(b) merge or consolidate with any other Person or acquire a material amount of assets from any other Person;

(c) sell, lease, license or otherwise dispose of or subject to any Lien (other than Permitted Liens) any material assets or property except (i) for the distribution of the outstanding membership interests in Cantera Gas Holdings and certain related assets as contemplated by Section 9.02(c), (ii) pursuant to existing contracts or commitments or (iii) otherwise in the ordinary course consistent with past practices;

(d) make any capital expenditure in excess of $50,000 individually without prior written consent of Buyer, other than for (i) capital expenditures related to projects set forth on Schedule 5.01(d); (ii) capital expenditures required to be made pursuant to any Material Contract; or (iii) unanticipated capital expenditures necessary for the business of the Company or any Subsidiary to operate in compliance with Applicable Law;

(e) other than those commercial gas purchasing contracts listed on Schedule 5.01(e) that are being renegotiated as of the date hereof, terminate or materially amend any contracts with material customers or suppliers;

(f) make any distribution of cash or cash equivalents generated after the Effective Date (e.g., cash or cash equivalents relating to receivables due at any time after the Effective Date) from the Company or any Subsidiary to Seller or any of its Affiliates (other than in settlement of bona fide payment obligations to Seller or its Affiliates), it being understood that the Company and the Subsidiaries shall not be limited, restricted or impaired, subject to the first sentence of Section 5.01, from making distributions of cash or cash equivalents generated on or prior to the Effective Date (e.g., cash or cash equivalents relating to receivables due on or at any time prior to Effective Date) from the Company or any Subsidiary to Seller;

(g) hire as an employee, or extend offers of employment to any Person who is entitled to receive $50,000 or more in compensation annually;

(h) (i) amend or terminate any employment or severance agreement with any officer or employee of the Company or any Subsidiary, (ii) grant any severance or termination pay to any officer or employee of the Company or any Subsidiary or (iii) change the compensation or other benefits payable to any officer or employee of the Company or any Subsidiary pursuant to any severance or retirement plans or policies thereof, in each case other than in the ordinary course of business consistent with past practices;

(i) take any action that would jeopardize coverage of any member of the Company Group under the Chubb Environmental Site Liability Insurance Policy, policy number 3730-86-78 (the “Environmental Policy”), except for the filing in good faith of claims under the Environmental Policy; provided that the filing of claims under the Environmental Policy relating to any Distributed Assets shall be prohibited;

(j) change an accounting method or Tax election, enter into a closing agreement (as defined in Section 7121 of the Code) or settlement with respect to Taxes, or file an amended Return; or

(k) agree or commit to do any of the foregoing.

Section 5.02. Access to Information. (a) From the date hereof until the Closing Date, Seller will (i) give, and will cause the Company and each

Subsidiary to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and the Subsidiaries and to the books and records of Seller relating to the Company and the Subsidiaries, in each case during normal business hours, (ii) furnish, and will cause the Company and each Subsidiary to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company or any Subsidiary as such Persons may reasonably request, including any and all contracts to which the Company or any Subsidiary is a party, and (iii) instruct the employees, counsel and financial and environmental advisors of Seller or the Company or any Subsidiary to cooperate with Buyer in its investigation of the Company or any Subsidiary, including by furnishing of books records and other information. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or the Company. Notwithstanding the foregoing, Buyer shall not (i) have access to personnel records of the Company and the Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in Seller’s good faith opinion would violate Applicable Laws and (ii) be entitled to perform any intrusive or subsurface investigation or other sampling of, on or under any of the properties of the Company and the Subsidiaries without the prior written consent of Seller.

(b) On and after the Closing Date, Seller will afford promptly to Buyer and its agents reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary or useful for Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Company or any Subsidiary; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of Seller. Buyer shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with such access.

Section 5.03. Notices of Certain Events. Seller shall promptly notify Buyer of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced relating to Seller or the Company or any Subsidiary that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12.

Section 5.04. Release of Liens. Prior to Closing, Seller shall use commercially reasonable efforts to obtain the release of any and all Liens related to the Credit Agreement other than the Liens described in Schedule 5.04.

Section 5.05. Termination of Options. As of the Closing, Seller shall have taken all steps required to ensure that at the closing all Options, whether vested or unvested, and whether exercisable or unexercisable, shall have been terminated.

Section 5.06. Intercompany Liabilities. (a) As of the Effective Date, Seller will cancel, settle or otherwise repay, and will cause its Affiliates to cancel, settle or otherwise repay, all of its or their liabilities and obligations owed to the Company and its Subsidiaries (including those described in Section 3.10), and neither Seller nor its controlled Affiliates shall have any responsibility for those liabilities unless such liabilities have not been canceled, settled or otherwise repaid. As of the Effective Date, Seller will cause the Company and its Subsidiaries to cancel, settle or otherwise repay all of their liabilities and obligations owed to Seller and its controlled Affiliates (including those described in Section 3.10), and thereafter neither Buyer nor the Company nor the Company’s Subsidiaries shall have any responsibility for those liabilities of the Company or the Subsidiaries (the liabilities and obligations referred to in this Section 5.06(a), collectively, “Intercompany Liabilities”). No additional payments with respect to any Intercompany Liabilities shall be made after the Effective Date.

(b) Seller shall use commercially reasonable efforts to cause the individual physical natural gas cumulative imbalances and natural gas liquid cumulative imbalances with respect to the Company and the Subsidiaries to be reduced to as close to zero as reasonably possible as of the Effective Date; provided that, to the extent such imbalances are not reduced to zero as of the Effective Date, they shall remain outstanding and be accrued as current assets or current liabilities of the Company and the Subsidiaries, as the case may be, on the Effective Date Balance Sheet. The parties agree that, for the purposes of the Effective Date Balance Sheet and the calculation of the Effective Date Net Working Capital Amount, the volumes of any gas or natural gas liquid imbalances shall be calculated as of (x) January 31, 2005, if the Closing Date occurs on or after such date or (y) the last day of the calendar month immediately preceding the month in which the Closing Date occurs, if the Closing Date occurs before January 31, 2005.

Section 5.07. Employment Offers. Seller agrees that it will not hire, solicit or extend offers of employment to the individuals listed on Schedule 5.07, for a period of one year following the Closing; provided that nothing in this Section 5.07 shall prohibit Seller and its Affiliates from making general solicitations to the public or general advertising not specifically directed toward those persons listed on Schedule 5.07.

Section 5.08. Authorization for Expenditures. Seller shall, or Seller shall cause the Company or any of the Subsidiaries to, use commercially reasonable efforts to make $2,700,000 of Budgeted Expenditures; provided that if Seller, the Company or the Subsidiaries fail to make $2,700,000 Budgeted Expenditures prior to the Effective Date, the Purchase Price shall, in accordance with the terms of Section 2.01, be adjusted downwards by the excess of $2,700,000 over the aggregate amount of Budgeted Expenditures made.

Section 5.09. Termination of Tax Sharing Agreements. Any Tax sharing, allocation, indemnification or similar agreements or arrangements between the Seller or any of its Affiliates (other than the Company and the Subsidiaries) and the Company and/or any of the Subsidiaries shall be terminated effective as of the Effective Date, any rights or obligations under such agreements or arrangements shall no longer have any force or effect, and no additional payments shall be made after the Effective Date.

ARTICLE 6

COVENANTS OF BUYER

Buyer agrees that:

Section 6.01. Confidentiality. Prior to the Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Company or any Subsidiary furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent required by law or to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Buyer, (ii) in the public domain through no fault of Buyer or (iii) later lawfully acquired by Buyer from sources other than Seller or the Company or any Subsidiary; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially. Buyer shall be responsible for any failure to treat such information confidentially by such Persons. The obligation of Buyer and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If this Agreement is terminated, Buyer and its Affiliates will, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Seller, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or its Affiliates or on their behalf from Seller or the Company or any Subsidiary in connection with this Agreement that are subject to such confidence.

Section 6.02. Access. Buyer will cause the Company and each Subsidiary, on and after the Closing Date, to afford promptly to Seller and its agents reasonable access to their properties, books, records, employees and auditors to the extent necessary to permit Seller to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date; provided that any such access by Seller shall not unreasonably interfere with the conduct of the business of Buyer.

Section 6.03. Trademarks; Tradenames. After the Closing, Buyer shall not permit the Company or its subsidiaries (including the Subsidiaries) to use any of the marks or names set forth on Schedule 6.03, including, without limitation, any such marks or names on buildings, vehicles or signage and on any other materials or fixed assets bearing any of such marks or names.

Section 6.04. Change of Corporate Name. As soon as practicable following the Closing Date, but in no event later than thirty (30) days following the Closing Date (the “Corporate Name Change Transition Period”), Buyer shall cause the Company and each Subsidiary to change its corporate name to a name that does not include “Cantera” and to make any necessary legal filings with the appropriate Governmental Authorities to effectuate such changes. Buyer shall hold harmless and indemnify Seller and its Affiliates against all Damages, to the extent incurred by Seller or such Affiliate, resulting from or arising in connection with the use of the “Cantera” name by Buyer, the Company or any Subsidiary during the Corporate Name Change Transition Period.

Section 6.05. Representation. Buyer hereby waives, on its own behalf, and agrees to cause Company and the Subsidiaries to waive any conflicts that may arise in connection with (a) the undertaking after the Closing by any legal counsel representing the Company and/or any of the Subsidiaries in connection with this Agreement and the transactions contemplated hereby to represent any current stockholder, officer, employee or director of Company or any Subsidiary (any such Person, a “Designated Person”) in a matter involving this Agreement or the transactions contemplated hereby and (b) the communication by such counsel to any such Designated Person, in any such representation, of any fact known to such counsel, including in connection with a dispute with Buyer or following the Closing; provided that such waiver shall not be deemed to be or used as a basis for contending that the Company or any Subsidiary has waived its attorney-client privilege (it being understood that any information which any such Designated Person or legal counsel learned prior to the Closing shall not be prohibited by virtue of this Section 6.05 from being used in connection with any such representation by such legal counsel of such Designated Person after the Closing).

ARTICLE 7

COVENANTS OF BUYER AND SELLER

Buyer and Seller agree that:

Section 7.01. Reasonable Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Company and each Subsidiary, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c) In furtherance and not in limitation of the foregoing, Seller shall use its, and shall cause the Company to use its, reasonable best efforts to deliver to Buyer prior to Closing and as promptly as practicable, the S-X Financial Statements. It is expressly understood by Buyer and Seller that Buyer shall have no obligation hereunder to acquire the Company if Seller is unable, for any reason, to deliver the S-X Financial Statements to Buyer.

Section 7.02. Certain Filings. Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required, including in connection with the possible transfer of any permits, authorizations, license or consents for the Real Property or operation of any member of the Company Group, to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.03. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public announcements the making of which may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 7.04. Transfer Taxes. Buyer and Seller shall each bear one-half of all transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest) incurred in connection with transactions contemplated by this Agreement (including any real property transfer tax and any similar Tax).

Section 7.05. Cooperation on Tax Matters. Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company and the Subsidiaries as is reasonably necessary for the filing of any Return, for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to Taxes. Buyer and Seller agree to retain or cause to be retained all books and records pertinent to the Company and the Subsidiaries until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. The Company agrees to give Seller reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if Seller so requests, the Company shall allow Seller to take possession of such books and records. Buyer and Seller shall reasonably cooperate with each other in the conduct of any audit or other proceedings involving the Company or any of the Subsidiaries for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection.

Section 7.06. Transitional Services Agreement. Buyer and Seller will negotiate in good faith to reach agreement on the terms and conditions of a transitional services agreement (“Transitional Services Agreement”) pursuant to which Seller shall, or shall cause its Affiliates to, provide to the Company and the Subsidiaries, upon Buyer’s request, the accounting services to be agreed by Buyer and Seller. The period for provision of services shall be as agreed upon between the parties in negotiating the Transition Services Agreement (but not less than 90 days nor longer than 6 months after the Closing Date for any category of service). Such services shall be provided to the Buyer and the Companies at a price equal to 160% of the base salary of each employee assigned by the Seller or its Affiliates to the provision of such services (which represents the allocation of salary and direct overhead to personnel involved in providing such services), adjusted for the portion of each such employee’s time actually spent providing such services to the Company and the Subsidiaries. Buyer will also be responsible for actual out-of-pocket costs to third parties incurred in connection with such services.

Section 7.07. Certain Matters Relating to Cantera Gas Company. (a) Seller shall use commercially reasonable efforts to have the CMS Note and Security Agreement cancelled with respect to Cantera Gas Company prior to Closing. If, prior to Closing, the CMS Note and Security Agreement are cancelled, then the stock of Cantera Gas Company shall be transferred to the Company prior to Closing, as contemplated by Schedule 9.02(c).

(b) If, prior to Closing, the CMS Note and Security Agreement are not cancelled, then:

(i) the stock of Cantera Gas Company shall not be transferred by Cantera Gas Holdings prior to Closing;

(ii) automatically and without any further action by any party, (x) Schedule 9.02(c) shall be deemed to have been amended to include the stock of Cantera Gas Company in the definition of Distributed Assets and (y) for all purposes under this Agreement and the Schedules hereto, Cantera Gas Company shall not be deemed a Subsidiary or included within the definition thereof; and

(iii) Seller and Buyer shall use commercially reasonable efforts before Closing to obtain, and shall cooperate with each other in connection with obtaining, Federal Energy Regulatory Commission authorization for Seller’s abandonment of the Pipeline and certificate authorization for Buyer or an entity designated by it to acquire and operate the Pipeline. Seller and Buyer shall use commercially reasonable efforts to file a joint application for such abandonment and certificate authorization no later than December 15, 2004, and such application shall request the Federal Energy Regulatory Commission to grant the requested authorizations by March 5, 2005.

ARTICLE 8

EMPLOYEE BENEFITS

Section 8.01. Employees; Maintenance of Employee Benefits. (a) Buyer shall (i) continue the employment after Closing of all employees (excluding employees on long-term disability plans of Seller) of the Company Group (other than employees located in Wyoming, Louisiana, Utah and Colorado and those employees whose work primarily relates to the business of Canyon Gas Resources, LLC, whose employment shall be transferred to Seller or an Affiliate of Seller prior to Closing) that participate in field operations, and (ii) continue the employment of those employees who work at Seller’s Dallas office located at 8080 N. Central Expressway, Suite 900, Dallas, Texas, other than Greg Sales and Terry A. Klare, on the terms set forth in this Article 8 (collectively, the “Dallas Employees” and, together with those employees referenced in clause (i), the “Transferred Employees”). All other employees of the Company Group shall be transferred to or retained by Seller or an Affiliate of Seller, as the case may be.

(b)

(i) For a period of twelve months from the Closing Date, Buyer agrees that it will, and will cause its subsidiaries to, provide the Transferred Employees with compensation, benefits and responsibilities that, in the aggregate, are substantially comparable to the compensation, benefits and responsibilities provided to similarly situated employees of Buyer.

(ii) Buyer further agrees that (x) with respect to Transferred Employees other than the Dallas Employees, it will not relocate any such employee to a location greater than twenty (20) miles from their present employment location and (y) it shall not relocate any of the Dallas Employees in connection with their employment by Buyer.

(iii)

(A) With respect to Company’s 401(k) retirement plan (“Company 401(k) Plan”), immediately prior to the Closing Date, Company shall fully vest all Transferred Employees under the Company 401(k) Plan.

(B) As of the Closing Date, Buyer shall cover, or cause its subsidiaries to cover, each Transferred Employee under one or more other defined contribution plans and trusts intended to qualify under Section 401(k) of the Code (collectively, “Buyer DC Plans”) on the same basis as similarly situated Buyer employees and on terms that reflect the service credit provisions of Section 8.01(b)(vi).

(C) As soon as practicable following the Closing Date, Seller shall effect the transfer of the records and non-taxable plan-to-plan transfer of assets of all Transferred Employees under the Company 401(k) Plan to Buyer’s defined contribution plan. No Transferred Employee shall, with respect to his account in the Company 401(k) Plan, have the option to leave it in that plan or receive a distribution thereof from that plan.

(iv) Buyer shall grant the Transferred Employees credit for years of uninterrupted prior service with Company Group or its predecessors for purposes of its Paid Time Off benefit program (Buyer’s vacation and sick leave plan), and Transferred Employees shall be credited with Paid Time Off Days on January 1, 2005 in the same manner as any other similarly situated employees of Buyer are credited. Any unused vacation as of December 31, 2004 for Transferred Employees shall be cashed out by Seller and all costs associated with cashing out such Transferred Employees shall be borne by Seller.

(v) Buyer will, and will cause its subsidiaries to:

(A) where reasonably possible, waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any health and welfare plans in which such Transferred Employees are eligible to participate after the Closing Date to the extent that such limitations were waived under the applicable Employee Plan; and

(B) where reasonably possible, provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans that such Transferred Employees are eligible to participate in after the Closing Date.

(vi) Except as to retiree benefit coverage, Buyer shall provide each Transferred Employee with full credit for all service with the Company Group for purposes of eligibility under any health or welfare plans or arrangements provided by Buyer after the Closing Date and for purposes of eligibility and vesting under Buyer DC Plans to the extent such service was credited under a similar Benefit Plan as of the Closing; provided such eligibility and vesting is permitted and/or does not adversely impact such plans.

(c) Seller represents and warrants that the employees in the Company Group participate in no pension plans, retirement plans, or deferred compensation plans other than the Company 401(k) Plan, and do not participate in any welfare plan that provides retiree benefits.

(d) Any Transferred Employee who (A) accepts an offer of employment from Buyer at Closing and is subsequently terminated other than for cause within one (1) year of the Closing Date or (B) rejects an offer of employment from Buyer at Closing (which offer of employment did not meet the requirements of Section 8.01(b)(i) or required that, in the case of the Dallas Employees, such employee relocate or, in the case of the other Transferred Employees, such employee relocate employment to a location greater than twenty (20) miles from his or her present employment location) and does not otherwise accept another offer of employment from Buyer at Closing shall be entitled to severance from Buyer in an amount calculated in accordance with Company’s severance program in existence immediately prior to the Closing Date (assuming for purposes of such calculation that such Transferred Employee were entitled to severance thereunder).

(e) Buyer and Seller acknowledge and agree that nothing contained in this Section 8.01 shall be construed to limit in any way the ability of Buyer or its subsidiaries to terminate the employment of any Transferred Employee from and after the Closing Date or to terminate or modify any employee benefit plan or program of Buyer or any Affiliate of Buyer, including Company, after the Closing Date.

(f) This Article 8 is expressly not intended to provide any Transferred Employees or any other employee of Seller or its Affiliates a separate cause of action against Buyer or Seller or their Affiliates, and the duties and obligations of Seller and Buyer to each other are intended to be enforceable only between them, and do not grant any benefits, duties or obligations to any third party, including but not limited to the employees of Buyer or the employees of Seller or any Affiliate the Seller.

ARTICLE 9

CONDITIONS TO CLOSING

Section 9.01. Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

(a) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

(b) (i) No provision of Applicable Law and no judgment, injunction, order, decree, ruling or charge shall prohibit or prevent the consummation of the transactions contemplated by this Agreement the consummation of the Closing and (ii) no action, suit, or proceeding initiated by a Governmental Authority shall be pending before any Governmental Authority seeking an injunction, judgment, order, decree, ruling, or charge that would prohibit or prevent the consummation of the transactions contemplated by this Agreement.

(c) Seller shall have (x) had the CMS Note and Security Agreement cancelled with respect to Cantera Gas Company or, in the alternative, Seller shall have either (y) (i) received the Federal Energy Regulatory Commission authorization referenced in Section 7.07(b)(iii) or (ii) to the extent permitted by the rules and regulations of the Federal Energy Regulatory Commission, entered into a purchase and sale agreement with Buyer or its designee at the inlet of the Pipeline and a gas sales agreement with Buyer or its designee at the outlet of the Pipeline which retenders natural gas or natural gas liquids to Buyer or its designee at prices based on the historical operating cost/tariff applicable to Seller, which agreements shall be effective on and after Closing and shall terminate upon the receipt by Buyer of the Federal Energy Regulatory Commission authorization referenced in Section 7.07(b)(iii).

Section 9.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) the representations and warranties of Seller contained in this Agreement shall be true (without regard to any limitations as to materiality or Material Adverse Effect) at and as of the Closing Date, with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect and (iii) Buyer shall have received a certificate signed by an officer of Seller to the foregoing effect.

(b) All indebtedness outstanding under the Credit Agreement and all other indebtedness for borrowed money of Company or any Subsidiary shall have been repaid by Seller (assuming payment of the Purchase Price), and Seller shall have delivered to Buyer releases of all Liens against the assets of the Company created under or pursuant to the Credit Agreement.

(c) The Company shall have distributed to the Seller all outstanding membership interests in Cantera Gas Holdings and the assets listed on Schedule 9.02(c) (collectively, the “Distributed Assets”).

(d) The Company shall have delivered the S-X Financial Statements to Buyer.

(e) Buyer shall have received all documents it may reasonably request relating to the existence of Seller, the Company and the Subsidiaries and the authority of Seller for this Agreement, all in form and substance reasonably satisfactory to Buyer.

(f) Seller shall have delivered a certification that meets the requirements of Treasury Regulation Section 1.1445-2(b)(2) to the effect that Seller is not a “foreign person” for purposes of Section 1445 of the Code and the Treasury Regulations thereunder.

(g) The Options shall have been terminated pursuant to Section 5.05 and the Liens referred to in Section 5.04 shall have been released.

(h) Seller will deliver to Buyer the resignations of all officers and directors of the Company and each Subsidiary from their positions with the Company or any Subsidiary at or prior to the Closing Date.

(i) Seller shall have executed the Transition Services Agreement.

(j) The Environmental Policy shall have been amended to exclude the Distributed Assets as insured sites thereunder.

(k) Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P., and Morgan Stanley Dean Witter Capital Investors IV, L.P., in each case, a Delaware limited partnership, shall have executed a Standby Guaranty in the form attached hereto as Exhibit A.

Section 9.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date and (iii) Seller shall have received a certificate signed by an officer of Buyer to the foregoing effect.

(b) Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Seller.

ARTICLE 10

TERMINATION

Section 10.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by either Seller or Buyer if the Closing shall not have been consummated on or before April 30, 2005; or

(c) by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction.

The party desiring to terminate this Agreement pursuant to clauses 10.01(b) or 10.01(c) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated as permitted by Section 10.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 6.01, 6.05, 11.08, 11.10, 11.11 and 11.12 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Survival Of Representations, Warranties And Agreements. No representations, warranties or agreements of Buyer, Company or Seller contained herein shall survive beyond the Closing, except that the agreements contained in Article 6, Sections 7.01, 7.03, 7.04, 7.05, Article 8 and Article 11 hereof shall survive beyond the Closing.

Section 11.02. Indemnification of Buyer for Certain Matters. Effective as of and after the Closing, Seller hereby indemnifies Buyer and its Affiliates against and agrees to defend and hold each of them harmless from any and all damage, loss and expense (including reasonable expenses of investigation and reasonable attorneys’ and accountants’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto) (“Damages”) threatened, suffered or incurred by Buyer or any of its Affiliates arising out of or attributable to (a) any breach or alleged breach by the Company of its obligations pursuant to Section 5.6(a)(i) of the CMS Agreement, (b) the Distributed Assets or any liability or obligation of Cantera Gas Holdings or its subsidiaries (determined as of immediately prior to the Closing) or (c) the obligations of the Company or any Subsidiary pursuant to either of the Enbridge Agreements, provided that this Section 11.02 shall not apply to any Damages that are attributable to any liability for Taxes imposed on the Company or any Subsidiary or to any liabilities, costs, expenses (including, without limitation, expenses of investigation and attorneys’ fees and expenses) arising out of or incident to the imposition, assessment or assertion of any such Tax (indemnity for which shall be covered as provided in Section 11.03).

Section 11.03. Indemnification of Buyer for Certain Tax Matters. (a) Effective as of and after the Closing, Seller hereby indemnifies Buyer against and agrees to hold it harmless from any (i) liability for Taxes imposed on the Company or any Subsidiary relating to a Pre-Effective Date Tax Period, including, without limitation, any liability that arises under Treasury Regulations § 1.1502-6 or any analogous state, local or foreign law or regulation, or pursuant to a Tax sharing or indemnification agreement or arrangement and (ii) liabilities, costs, expenses (including, without limitation, reasonable expenses of investigation and attorneys’ and accountants’ fees and expenses) arising out of or incident to the imposition, assessment or assertion of any liabilities described in (i), including those incurred in the contest in good faith in appropriate proceedings relating to the imposition, assessment or assertion of such liabilities, in each case incurred or suffered by Buyer, any of its Affiliates or the Company or any Subsidiary after the Effective Date (each of (i) and (ii) being referred to as a “Loss”); provided, however, that Seller shall be obligated to make payments to Buyer pursuant to this Section 11.03 only to the extent that the cumulative amount that would otherwise be payable by Seller pursuant to this Section 11.03 (notwithstanding this proviso) exceeds the reserve for Taxes reflected in the Final Net Working Capital Amount and provided, further, that Seller shall have no obligation to make any payment pursuant to this Section 11.03 in respect of any Loss, or portion thereof, which CMS Gas Transmission Company has agreed to indemnify pursuant to the CMS Agreement.

(b) For purposes of this Section 11.03, in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Effective Date, the portion of such Tax related to the portion of such Tax period ending on the Effective Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Effective Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any Tax based upon or related to income be deemed equal to the amount which would be payable if the relevant Tax period ended on the Effective Date. Any credits relating to a Tax period that begins before and ends after the Effective Date shall be taken into account as though the relevant Tax period ended on the Effective Date. Notwithstanding anything to the contrary herein, any franchise, capital, or similar Tax (including the Texas franchise Tax) paid or payable with respect to the Company or any of the Subsidiaries shall be allocated to the Tax period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another Tax period is obtained by the payment of such franchise Tax.

(c) Buyer shall promptly pay or cause to be paid to Seller all refunds of Taxes and interest thereon received by Buyer, any Affiliate of Buyer, the Company, or any Subsidiary attributable to Taxes paid by Seller, the Company or any Subsidiary (or any predecessor or Affiliate of Seller) with respect to any Pre-Effective Date Tax Period. If, in lieu of receiving any such refund, the Company or any Subsidiary reduces a Tax liability with respect to a Post-Effective Date Tax Period, Buyer shall promptly pay or cause to be paid to Seller the amount of such reduction in Tax liability.

(d) Any payment by Seller pursuant to this Section 11.03 shall be made not later than 30 days after receipt by Seller of written notice from Buyer stating that any Loss has been paid by Buyer, any of its Affiliates or, effective upon the Effective Date, the Company or any Subsidiary and the amount thereof and of the indemnity payment requested.

(e) If any claim or demand for Taxes in respect of which indemnity may be sought pursuant to this Section 11.03 is asserted in writing against Buyer, any of its Affiliates or, after the Closing Date, the Company or any Subsidiary, Buyer shall notify Seller of such claim or demand within 20 days of receipt thereof, or such earlier time that would allow Seller to timely respond to such claim or demand, and shall give Seller such information with respect thereto as Seller may reasonably request; provided, however, that Buyer’s failure to notify Seller within such time period shall not relieve Seller of any of its indemnification obligations hereunder, unless the failure to furnish such notice within such time period adversely affects in a material manner Seller’s ability to effectively contest such claim. Seller may discharge, at any time, its indemnification obligation under this Section 11.03 by paying to Buyer the amount payable pursuant to this Section 11.03, calculated on the date of such payment. Seller may, at its own expense, participate in (and, upon notice to Buyer, with respect to a Tax period ending on or before the Effective Date, assume) the defense of any such claim, suit, action, litigation or proceeding (including any Tax audit). If Seller assumes such defense, Seller shall have the sole discretion as to the conduct of such defense and Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller; provided, however, that Seller shall not enter into any settlement with respect to such contest without the written consent of Buyer, which consent shall not be unreasonably withheld. Whether or not Seller chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

(f) Seller shall not be liable under this Section 11.03 for (i) any Tax paid after the Closing Date the payment of which was made without Seller’s prior written consent, which consent shall not be unreasonably withheld, or (ii) any settlements effected without the consent of Seller, which consent shall not be unreasonably withheld, or resulting from any claim, suit, action, litigation or proceeding with respect to which Seller was not notified pursuant to Section 11.03.

(g) To the extent Buyer and Seller are unable to agree upon any amounts described in Section 11.03, such matter shall be resolved by a Tax Allocation Referee in the manner described in Section 2.06.

Section 11.04. Procedures Relating To Indemnification Claims. Buyer agrees to give prompt notice to Seller of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought pursuant to Section 11.02 or Section 11.03 (a “Claim”) and will provide Seller with such information relating thereto that the Seller may reasonably request. Buyer shall cooperate with Seller, and Buyer shall cause its Affiliates (including the Company and the Subsidiaries) to cooperate, in the defense or prosecution of any Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. Seller or its successors or assigns shall control all aspects the defense or prosecution of any Claim and shall be entitled to settle any Claim upon terms and conditions it deems appropriate in its sole discretion; provided that Seller shall obtain the prior written consent (which shall not be unreasonably withheld) of the Buyer or its Affiliate entitled to indemnification hereunder for such Claim, as the case may be, before entering into any settlement of such Claim if the settlement does not release the Buyer or such Affiliate from all liabilities and obligations with respect to such Claim or the settlement imposes injunctive or other equitable relief against the Buyer or such Affiliate.

Section 11.05. Purchase Price Adjustment and Interest. Any amount paid by Seller or Buyer under Section 11.02 or Section 11.03 shall be treated as an adjustment to the Purchase Price unless otherwise required by Applicable Law.

Section 11.06. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer, to:

Penn Virginia Corporation

Three Radnor Corporate Center

100 Matsonford Road

Suite 230

Radnor, PA 19087-4564

Attention: General Counsel

Facsimile No.: (610) 687-3688

E-mail: nancy.snyder@pennvirginia.com

with a copy to:

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, NY 10103-0040

Attention: Michael J. Swidler

Facsimile No.: (917) 849-5367

E-mail: mswidler@velaw.com

if to Seller, to:

Cantera Resources Holdings, LLC

7400 East Orchard Road, Suite 3025

Englewood, Colorado 80111

Attention: Chief Executive Officer

Facsimile No.: (303) 220-7185

E-mail: gws55@yahoo.com

with a copy to:

Metalmark Management LLC

1585 Broadway

New York, New York 10036

Attention: Eric Fry

Facsimile No.: (212) 761-9628

E-mail: eric.fry@metalmarkcapital.com

with a copy to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Attention: John A. Bick

Facsimile No.: (212) 450-3800

E-mail: john.bick@dpw.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.07. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 11.08. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 11.09. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided that Buyer may assign, in whole or in part, to one or more of its wholly-owned subsidiaries its rights under this Agreement and provided further that (x) such assignment shall only be effective if, prior to exercising such assigned rights, such permitted assignee agrees in writing to be bound by the terms and conditions of the Agreement, to the extent relevant to such assigned rights and (y) no such assignment shall relieve Buyer of any of its obligations hereunder.

Section 11.10. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 11.11. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.13. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 11.14. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.15. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.16. Disclosure Schedules. Company has or may have set forth information on a Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a Schedule need not be set forth in any other Schedule so long as its relevance to such other section of the Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (a) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Buyer and (b) the disclosure by Seller of any matter in the Schedules shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PENN VIRGINIA RESOURCE PARTNERS, L.P.

By:	Penn Virginia Resource Partners GP, LLC, its general partner

By:	/s/ Frank A. Pici
Name:	Frank A. Pici
Title:	Vice President and Chief Financial Officer

CANTERA RESOURCES HOLDINGS, LLC

By:	/s/ Keith R. Finger
Name:	Keith R. Finger
Title:	Senior Vice President